Investor Group Owning Over 40% of Leaf Group Calls Upon Board to Terminate Underperforming CEO Sean Moriarty

Notes that Companies Led by Mr. Moriarty Have Destroyed More than a Billion Dollars of Shareholder Value and Leaf Group Suffers from the "Moriarty Discount"

Believes Mr. Moriarty Deliberately Thwarted Successful Outcome of Strategic Review Process

Urges Company to Run a New, Robust Strategic Review Process to Maximize Shareholder Value

LOS ANGELES, July 27, 2020 - Investors owning over 40% of the issued and outstanding shares of Leaf Group Ltd. ("Leaf Group" or the "Company") (NYSE: LEAF) today issued a letter to the Company's Board of Directors (the "Board") detailing the case for terminating CEO Sean Moriarty and launching a new, robust strategic review process.

The list of signatories to the letter includes Osmium Partners LLC, PEAK6 Investments LLC, Boyle Capital Opportunity Fund, LP, Oak Management Corp., Generation Capital Partners II LP, Generation Partners II LLC, Spectrum Equity Investors V, L.P. and Spectrum V Investment Managers' Fund, L.P. (together, the "Investors") and is comprised of several of the Company's largest and longest-standing shareholders.

The Investors also launched a website where shareholders can view all relevant materials and privately submit comments. The website is accessible at www.LiberateLeaf.Group.

The full text of the letter follows:

July 27, 2020

Board of Directors

Leaf Group Ltd.

1655 26th Street

Santa Monica, CA 90404

Dear Members of the Board:

We are writing to express our astonishment and dismay at your continued support for Sean Moriarty as CEO of Leaf Group.  With Leaf's stock underperforming the Nasdaq by a staggering -222% during Mr. Moriarty's tenure, and strong evidence of his disloyal conduct and conflicts of interests, it is no wonder that nearly all of the Company's longest tenured and largest active owners have had enough and are pounding on your door to make immediate changes.

Eight investment firms - representing over 50% of the Company's stock - have written publicly to you to express the urgent need for change at Leaf. At least two other major shareholders, of which we are aware, have also communicated this same message to you privately, bringing the total opposition to the status quo to nearly 60%. Even as this Board receives communication from us, and numerous other shareholders on a near daily basis, your response has been to effectively ignore your owners.

Consider that the median tenure of a public company CEO is five years.1  Six years into his role as CEO, Mr. Moriarty holds a stark record of poor financial and operational performance, shareholder value destruction and an inability to develop or articulate an attractive strategic plan.

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1 Source: Equilar, https://www.equilar.com/blogs/351-ceo-tenure-drops-to-five-years.html?mod=article_inline

These factors have combined to drain Mr. Moriarty's credibility with the stock market. We believe the market's complete lack of confidence in Mr. Moriarty costs shareholders at least $10 per share, based on comparable public market valuations (the "Moriarty Discount").

Yet, you have "unanimously" expressed your support for Mr. Moriarty. We recognize that several of you are longstanding business associates of Mr. Moriarty. But your obstinance in the face of overwhelming shareholder discontent is untenable, unprecedented and unbecoming of good fiduciaries. By ignoring nearly all forms of good faith outreach by a majority of shareholders, you are flouting every basic tenet of sound corporate governance that is critical to the healthy functioning of our capital markets.

Mr. Moriarty's Performance Has Been Dismal, Harming Leaf Group's Shareholders

Since Mr. Moriarty became the CEO of Leaf in August of 2014, nearly every measure of financial performance has been disappointing.

Before Mr. Moriarty, Leaf had generated positive EBITDA for 22 quarters in a row. This track record was broken as soon as Mr. Moriarty was hired: from his first full quarter as CEO until last quarter, Leaf has never since generated positive EBITDA in a quarter, according to FactSet. In the twelve months prior to Mr. Moriarty's hiring, Leaf generated $23 million in positive EBITDA. In the twelve months ended March 31 of this year, the Company had a $16 million EBITDA loss.

The example of Society6 is also telling. In 2015 - shortly after Mr. Moriarty became CEO of Leaf Group - both Society6 and publicly traded Redbubble, the best comparable business to Society6, were nearly tied in revenue. Since that time, Redbubble's growth has far outpaced Society6, and today, Redbubble's market capitalization is $450 million. By comparison, by the Company's very own admission, the best and only bid for Society6 in its recently completed strategic review process was just $30.5 million.

Other financial metrics have similarly deteriorated:

  Revenue has declined from $172 million to $155 million (despite completing six acquisitions)
  Tangible book value has fallen from $3.24 per share at year-end 2014 to just $0.60 at year-end 2019
  Operating profit margins are 20% to 30% below industry peers
  Shareholders have been diluted by 45%

Unsurprisingly, given this performance, the stock has fallen from $9.76 the day before Mr. Moriarty joined to just $3.90.

Leaf Group has significantly underperformed its peers (as selected by Institutional Shareholder Services) and the Nasdaq in every relevant period:

Total Shareholder Returns Through July 21, 2020

	One Year	Three Years	Five Years	Mr. Moriarty's Tenure
Leaf Group	-41.7%	-49.4%	-38.7%	-60.9%
Peers*	+35.6%	+17.8%	+40.1%	+35.6%
Nasdaq Composite	+32.5%	+72.6%	+116.9%	+161.1%

*Source: FactSet. Peer returns are a market-cap weighted index of the list of peers selected by Institutional Shareholder Services in its report on Leaf Group's 2020 Annual Meeting. 2

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2 ISS peers include: AutoWeb Inc., Care.com, Inc., Channeladvisor Corporation, DHI Group, Inc., Digital Turbine, Inc., Fluent, Inc., Harte-Hanks, Inc., Liquidity Services, Inc., Magnite, Inc., Marchex, Inc., Meet Group Inc., Model N, Inc., PetMed Express, Inc., RealNetworks, Inc., SPAR Group, Inc., Synacor, Inc., TechTarget, Inc., TeleNav, Inc., Travelzoo, TrueCar, Inc., U.S. Auto Parts Network, Inc.

Apparently even Mr. Moriarty has no confidence in his own performance. He has not bought a single share of Leaf Group stock in more than five years. In fact, quite to the contrary, he has been an aggressive seller of Leaf Group stock: he sold more than $2.2 million worth of stock, leaving him with a stake worth just $1.6 million.

In your most recent letter to shareholders, you claim that business performance is improving, and that Mr. Moriarty therefore deserves a reprieve. You neglect to mention that the global pandemic has been a huge benefit to all internet-based businesses and that any business strategy that depends on a once-in-a-century, stay-at-home global pandemic is not a strategy at all.

But don't just take our word for it; notably, the stock price actually fell on July 7 after Mr. Moriarty pre-announced quarterly results and trumpeted this newfound and likely short-lived success. Subsequently, the stock has barely budged as Mr. Moriarty desperately put out various press releases touting his self-proclaimed "record performance." If anything, Leaf is losing market share in this environment. And, consistent with the Moriarty Discount, Leaf stock continues to trade at an 80% discount to its closest peers, as most of them reach all-time highs.

We are mindful that Mr. Moriarty, as a CEO, has never created value for shareholders. Prior to Leaf, he was the CEO of Ticketmaster. During his tenure there, shareholders lost more than 80% of the value of their investment, as business and financial performance flailed. Shareholders have lost more than one billion dollars investing in companies run by Mr. Moriarty.

We have no reason to be hopeful or believe this pattern of large losses will stop; neither should you. Why does this Board wish to continue inflicting this billion-dollar loser upon shareholders?

Mr. Moriarty Has Engaged in Questionable Transactions to Shareholders' Detriment

As you know, Mr. Moriarty is on the Board of Eventbrite (NYSE: EB), a public company based in San Francisco. Years ago, Mr. Moriarty pledged the stock he received as director compensation in Eventbrite to a personal lender.

Eventbrite has a policy expressly prohibiting directors and officers from pledging their stock. The SEC has a rule that such pledges must be disclosed in IPO prospectuses. But Mr. Moriarty failed to comply with either rule. Upon inspection, we were not able to find a waiver granted by Eventbrite and the pledge, in any event, was not disclosed in Eventbrite's IPO prospectus. We can only assume this omission - which we believe is a violation of SEC disclosure rules - occurred because Mr. Moriarty failed to tell Eventbrite and its lawyers, bankers and founders that he had borrowed against his Eventbrite stock.

Mr. Moriarty's actions serve as a case study in the perils of stock pledging loans. Earlier this year, his lender seized and sold Mr. Moriarty's Eventbrite stock at a time when the stock price was falling, likely surprising Eventbrite's public shareholders. Mr. Moriarty's pledging of stock hurt the very investors he was duty-bound to protect as a director of Eventbrite.

How can this Board be confident that Mr. Moriarty is making appropriate disclosures about his conduct and financial transactions to Leaf and its lawyers, bankers and directors?

Mr. Moriarty Apparently Interfered with the Leaf Group Strategic Review Process

Faced with an activist campaign in 2019, the Board reluctantly agreed to conduct a strategic review. Two of the signatories to this letter were on the Board for most of that review. Those former directors have not shared with our group or the broader shareholder base their observations about the process, but they would welcome that opportunity. Although we have asked you on several occasions to permit them to speak, you have steadfastly refused.

Within the last several weeks, we have received multiple unsolicited inbound calls from third-party participants in the process, each of whom remains interested in acquiring some or all of Leaf Group. We were dismayed to hear tales of disloyalty on the part of Mr. Moriarty, including that he seemingly sought to thwart legitimate buyers from entering the process and conducting diligence, structuring deals, selecting assets and concluding their negotiations. Given what we have heard from potential buyers, it is now clear to us why you have refused to allow the former directors to publicly offer their perspectives.

Given the inbound interest we have received, we are confident that a successful outcome for the Company is within reach and likely was not seriously pursued during the previous process. You should have serious concerns about the outcome of this warped process and the improper influence of a CEO who was intent on ensuring the Company would not be sold. The process must be conducted anew, with objectivity and without interference from Mr. Moriarty.

Mr. Moriarty Has Benefitted from a Friendly Board of Directors

Several of you are longstanding professional acquaintances of Mr. Moriarty. We fear this has colored your perception of him and your willingness to exert independent judgment.

Shockingly, both members of Leaf's compensation committee (Ms. Carmichael and Mr. Pleasants), for example, formerly worked alongside Mr. Moriarty at Ticketmaster. We know of no other example in all of corporate America of an entire compensation committee that has longstanding professional ties to the CEO. As a practical matter, the committee is not "independent" - it is instead populated by Mr. Moriarty's longstanding friends.

Mr. Moriarty has also made fast friends with others of you. Soon after joining the Leaf Board last year, Mr. Baker, not coincidentally, took a new position as CFO at Eventbrite, where Mr. Moriarty serves as Chairman of the Compensation Committee. Mr. Moriarty lavished a $10 million sign-on bonus on Mr. Baker. Mr. Moriarty also serves on the Audit Committee of Eventbrite, which is charged with overseeing the company's accounting and performance of its CFO, Mr. Baker. So, while Mr. Baker sits on the Leaf Board, supposedly overseeing Mr. Moriarty, Mr. Moriarty has direct and significant influence over Mr. Baker's pay and performance evaluation at Eventbrite. This is nothing short of incestuous. 3

Thus, fully half of the "independent" directors of Leaf have longstanding - or critically important and current - professional ties to Mr. Moriarty. This is unacceptable.

Change is Needed Now

You have refused - despite the objective evidence of stark business underperformance, the history of shareholder losses at Leaf Group and Ticketmaster and the questionable conduct at Leaf and Eventbrite - to remove Mr. Moriarty, even as he enters his seventh year as CEO. This position stands in direct conflict with the urging on the part of ten of the Leaf's longest tenured and largest active owners, representing nearly 60% of the Company's shares. We respectfully contend that your position - substituting your own judgment for that of more than a majority of Leaf Group's shareholders - is as absurd as it is unprecedented.

Mr. Moriarty does not deserve more time. The public markets have lost confidence in his leadership, which is clearly reflected in the Moriarty Discount - a far-below market stock price and multiple. We believe Leaf Group's assets are extremely valuable in the right hands and that a proper strategic review process - untainted by the desires of management to remain in control - will yield attractive results for all shareholders.

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3 The Leaf Group Board essentially admitted as much when it removed Mr. Baker from the Leaf Group Audit Committee after we previously complained about his lack of independence.

We urge you to remove Mr. Moriarty and to conduct a fair, thorough and objective strategic alternatives process. We believe all shareholders would benefit from such a decision.

Sincerely,

John H. Lewis on behalf Osmium Partners LLC

Rachel Saunders on behalf of PEAK6 Investments LLC

Erik Ritland on behalf of Boyle Capital Opportunity Fund, LP

Fredric W. Harman on behalf of Oak Management Corp.

John Hawkins on behalf of Generation Capital Partners II LP and Generation Partners II LLC

Victor E. Parker, Jr. and Brian Regan on behalf of Spectrum Equity Investors V, L.P. and Spectrum V Investment Managers' Fund, L.P.

About Osmium Partners

We seek to generate strong, risk-adjusted returns by investing in undervalued, small capitalization companies across equity markets. Our Osmium 8 research process is based on eight simple factors involving factors such as balance sheet strength, aligned interests, attractive reinvestment opportunities, a low valuation, and reasonable growth prospects. As engaged owners, we actively discuss corporate strategy and capital structure with management teams and boards of directors. We prefer to conduct these discussions in private, but we will publicly debate important items with all shareholders when appropriate.

About PEAK6

PEAK6 uses technology to find a better way of doing things. The company's first tech-based solution was developed in 1997 to optimize options trading and, over the past two decades, the same formula has been used across a range of industries, asset classes and business stages to consistently deliver superior results. Today, PEAK6 seeks transformational opportunities to provide capital and strategic support to entrepreneurs and forward-thinking businesses, helping to unlock potential and activate what is into what ought to be. PEAK6's core brands include: PEAK6 Capital Management, Apex Clearing, National Flood Services and Evil Geniuses. Learn more at www.PEAK6.com or follow us on LinkedIn.

About Boyle Capital Opportunity Fund

Boyle Capital Opportunity Fund, LP is a value-oriented investment partnership. We manage a focused portfolio of deeply undervalued securities and actively engage with the company's management and board of directors to unlock shareholder value over the long-term.

About Oak Investment Partners

Oak Investment Partners was founded in 1978. Since that time, the firm has invested $9 billion in over 525 companies around the world, earning the trust of entrepreneurs with a senior team that delivers steady guidance, deep domain expertise and a consistent investment philosophy. We are involved in the formation of companies, fund spinouts of operating divisions and technology assets, and provide growth equity to mid- and late-stage private businesses and to public companies through PIPE investments. These companies are concentrated in the five major sectors that fuel the most disruptive growth in our world today: Information Technology, FinTech, Internet and Consumer, Healthcare Services, and Clean Energy.

About Generation Partners

Founded in 1995, Generation Partners provides equity capital to growth companies through buyout and growth equity investments.

About Spectrum Equity

Spectrum Equity is a leading growth equity firm providing capital and strategic support to innovative companies in the information economy. For over 25 years, the firm has partnered with proven entrepreneurs and management teams to build long-term value in market-leading internet, software and information services companies. Representative investments include Ancestry, Bats Global Markets, Definitive Healthcare, GoodRx, Grubhub, Lynda.com, Origami Risk, SurveyMonkey and Verafin. For more information, including a complete list of portfolio investments, visit www.spectrumequity.com.

Media Contacts

Sloane & Company
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